Exhibit 99.1

BioNTech SE, Mainz, Germany Annual General Meeting in Munich, Germany, 22 June 2021

Voting results - Overview - Only the German version is binding

Agenda Item 2Approval of the actions of the Management Board - accepted

139,683,231Number of shares for which valid votes were cast (= 56.71 % of the registered share capital)

139,665,613	Yes votes	99.99 % of the valid votes cast
17,618	No votes	0.01 % of the valid votes cast

Agenda Item 3Approval of the actions of the Supervisory Board - accepted

174,869,015Number of shares for which valid votes were cast (= 71.00 % of the registered share capital)

174,546,675	Yes votes	99.82 % of the valid votes cast
322,340	No votes	0.18 % of the valid votes cast

Agenda Item 4Appointment of the auditor for the 2021 financial year - accepted

179,468,511Number of shares for which valid votes were cast (= 72.86 % of the registered share capital)

179,212,710	Yes votes	99.86 % of the valid votes cast
255,801	No votes	0.14 % of the valid votes cast

Agenda Item 5

Resolution on the revocation of the existing authorized capital and the creation of a new authorized capital (Authorized Capital 2021) against contributions in cash and/or in kind with the possibility of excluding subscription rights and corresponding amendments to the Articles of

Association - accepted

179,458,549Number of shares for which valid votes were cast (= 72.86 % of the registered share capital)

172,249,826	Yes votes	95.98 % of the valid votes cast
7,208,723	No votes	4.02 % of the valid votes cast

Agenda Item 6Amendment of the authorization to issue stock options - accepted

179,451,731Number of shares for which valid votes were cast (= 72.86 % of the registered share capital)

178,976,669	Yes votes	99.74 % of the valid votes cast
475,062	No votes	0.26 % of the valid votes cast

Agenda Item 7

Resolution on the partial revocation and amendment of the current authorization to issue stock options (Stock Option Program 2017/2019) and on the partial revocation of Conditional Capital ESOP 2017/2019 / Resolution on the authorization to issue stock options (Stock Option Program 2021) and on the implementation of a new Conditional Capital 2021 and corresponding amendments to the Articles of Association - accepted

179,449,615Number of shares for which valid votes were cast (= 72.86 % of the registered share capital)

178,569,618	Yes votes	99.51 % of the valid votes cast
879,997	No votes	0.49 % of the valid votes cast

Agenda Item 8

Amendment to the existing authorization to acquire treasury shares and their use, also excluding subscription rights - accepted

179,420,084Number of shares for which valid votes were cast (= 72.84 % of the registered share capital)

178,821,434	Yes votes	99.67 % of the valid votes cast
598,650	No votes	0.33 % of the valid votes cast

Agenda Item 9

Extending the authorization to acquire treasury shares and to use them, also excluding subscription rights - accepted

179,421,159Number of shares for which valid votes were cast (= 72.84 % of the registered share capital)

177,245,311	Yes votes	98.79 % of the valid votes cast
2,175,848	No votes	1.21 % of the valid votes cast

BioNTech SE, Mainz, Germany Annual General Meeting in Munich, Germany, 22 June 2021

Agenda Item 10

Resolution on the approval of the system for the compensation of the members of the

Management Board - accepted

179,453,511Number of shares for which valid votes were cast (= 72.86 % of the registered share capital)

178,335,590	Yes votes	99.38 % of the valid votes cast
1,117,921	No votes	0.62 % of the valid votes cast

BioNTech SE, Mainz, Germany Annual General Meeting in Munich, Germany, 22 June 2021

Voting results - Overview - Only the German version is binding

Agenda Item 11

Resolution on the compensation and on the compensation system for the members of the

Supervisory Board and an amendment of Sec. 9 para. 6 of the Articles of Association - accepted

177,349,170Number of shares for which valid votes were cast (= 72.00 % of the registered share capital)

177,145,624	Yes votes	99.89 % of the valid votes cast
203,546	No votes	0.11 % of the valid votes cast

Agenda Item 12

Resolution on the revocation of the resolution of the Company’s Annual General Meeting of June 26, 2020 (agenda item 8 letter d)) on the consent to the conclusion of the domination and profit and loss transfer agreement between the Company as controlling company and JPT Peptide

Technologies GmbH as dependent company - accepted

179,452,623Number of shares for which valid votes were cast (= 72.86 % of the registered share capital)

179,428,491	Yes votes	99.99 % of the valid votes cast
24,132	No votes	0.01 % of the valid votes cast

Agenda Item 13 a)	Approval of the conclusion of the domination and profit and loss transfer agreement between the Company as controlling company and JPT Peptide Technologies GmbH as dependent company

- accepted

179,452,355Number of shares for which valid votes were cast (= 72.86 % of the registered share capital)

179,428,811	Yes votes	99.99 % of the valid votes cast
23,544	No votes	0.01 % of the valid votes cast

Agenda Item 13 b)	Approval of the conclusion of the domination and profit and loss transfer agreement between the Company as controlling company with BioNTech Manufacturing Marburg GmbH as dependent company - accepted

179,455,727Number of shares for which valid votes were cast (= 72.86 % of the registered share capital)

179,435,690	Yes votes	99.99 % of the valid votes cast
20,037	No votes	0.01 % of the valid votes cast

Agenda Item 13 c)	Approval of the conclusion of the domination and profit and loss transfer agreement between the Company as controlling company and reSano GmbH as dependent company - accepted

179,453,445Number of shares for which valid votes were cast (= 72.86 % of the registered share capital)

179,432,707	Yes votes	99.99 % of the valid votes cast
20,738	No votes	0.01 % of the valid votes cast